Exhibit 99.1

Organigram Holdings Inc. Announces Election of Directors

TORONTO, Ontario – (BUSINESS WIRE) – February 28, 2023 – Organigram Holdings Inc. (“Organigram” or the “Corporation”) (TSX: OGI) (NASDAQ: OGI) announced today the results of voting at its annual general and special meeting of shareholders held on February 28, 2023 (the “Meeting”).

Each of the nine nominees listed in the Corporation’s management information circular dated January 16, 2023 (the “Circular”) provided in connection with the Meeting was elected as a director of Organigram at the Meeting. Organigram received proxies at the Meeting as set out below:

Nominee	# Votes For	% of Votes For	# Votes Against	% of Votes Against
Peter Amirault	98,455,032	98.343%	1,658,409	1.657%
Beena Goldenberg	98,528,461	98.417%	1,584,979	1.583%
Dexter John	94,675,979	94.569%	5,436,666	5.431%
Geoffrey Machum	97,875,819	97.765%	2,237,622	2.235%
Ken Manget	93,915,178	93.810%	6,197,468	6.190%
Sherry Porter	97,991,875	97.881%	2,121,567	2.119%
Stephen Smith	93,508,742	93.404%	6,603,905	6.596%
Marni Wieshofer	94,355,993	94.250%	5,756,653	5.750%
Simon Ashton	87,460,097	87.361%	12,653,346	12.639%

The biographies of the Corporation’s directors are set out in the Circular, which is available under the Corporation’s profile on SEDAR at www.sedar.com. and on EDGAR at www.sec.gov.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Investor Relations enquiries:

investors@organigram.ca

For Media enquiries:

Paolo De Luca

paolo.deluca@organigram.ca

Chief Strategy Officer, Organigram